Exhibit 3.2.1

COMPUTER SCIENCES CORPORATION

CERTIFICATE OF AMENDMENT OF BYLAWS

     The undersigned, who is the duly elected Secretary of Computer Sciences Corporation, a Nevada corporation (the “Company”), does hereby certify that the Bylaws of the Corporation were amended, at a meeting of the Board of Directors of the Corporation held on August 7, 2012, as follows:

1)	Section 1 of Article III of the Bylaws of the Corporation was amended and restated to read in its entirety as follows:

“The exact number of directors that shall constitute the authorized number of members of the Board shall be nine (9), all of whom shall be at least 18 years of age. The authorized number of directors may from time to time be increased to not more than fifteen (15) or decreased to not less than three (3) by resolution of the directors of the Corporation amending this Section of these Bylaws in compliance with Article VIII, Section 2 of these Bylaws. Except as provided in Section 2 of this Article III, each director elected shall hold office until his or her successor is elected and qualified or until his earlier death, removal or resignation. Directors need not be stockholders.”

2)	The foregoing amendment to the Bylaws of the Corporation has not been modified, amended, rescinded, or revoked and remains in full force and effect on the date hereof.

     In Witness Whereof, the undersigned, in her capacity as the Secretary of the Company, has executed this Certificate of Amendment of Bylaws as of August 7, 2012.

/s/ M. Louise Turilli
M. Louise Turilli, Secretary